Exhibit 16.1

May 3, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Wecast Network, Inc. (formerly known as You on Demand Holdings, Inc.) and, under the date of March 31, 2017, we reported on the consolidated financial statements of Wecast Network, Inc. as of and for the years ended December 31, 2016 and 2015. On April 27, 2017, we were dismissed. We have read Wecast Network, Inc.'s statements included under Item 4.01 (a) of its Form 8-K dated May 3, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with Wecast Networks, Inc.’s statement that the dismissal of KPMG Huazhen LLP was approved by the Audit Committee of the board of directors of the Company.

Very truly yours,

/s/ KPMG Huazhen LLP